News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING ACHIEVES STRONG 2005 FOURTH QUARTER RESULTS

Improved Income and Distributions from Higher Coal Prices

CALGARY, February 1, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced strong fourth quarter results.  Cash available for distribution for the fourth quarter of 2005 was $247 million ($1.68 per unit) compared with $61 million ($0.41 per unit) in 2004. For the year, cash available for distribution was $722 million ($4.91 per unit) in 2005 compared with $182 million ($1.25 per unit) in 2004. Per unit amounts for prior periods have been restated to reflect the three-for-one unit split that occurred in the third quarter of 2005.

Net income was $218 million in the fourth quarter, up from $85 million in 2004, largely due to higher coal prices. Net income before unusual items and future income taxes was $243 million in the fourth quarter compared with $57 million in 2004. On an annual basis, net income increased to $834 million from $150 million in 2004. Higher coal prices combined with the reversal of a provision for future income taxes and the gain on the completion of the Elkview transaction contributed to this increase. For the year, income before unusual items and future income taxes was $704 million compared with $146 million in 2004.

“Our fourth quarter results provided significant returns to the Trust and its unitholders,” said Jim Popowich, President of Fording Canadian Coal Trust.  “Higher coal prices allowed us to greatly increase our fourth quarter distribution to unitholders compared with 2004.”

Mr. Popowich continued: “Several major accomplishments were achieved in 2005. In addition to benefiting from historically high coal prices, Elk Valley Coal completed capacity additions at two of its mines, achieved 10-year sales agreements with two major customers, and secured a 5-year contract for rail rates and volumes for the Elk Valley mines. In addition, the Trust completed the first phase of its reorganization and a three-for-one unit split.”

Overview of the Fourth Quarter:

▪

Cash available for distribution increased to $247 million from $61 million.

▪

Coal sales volumes decreased 15% from 2004 levels due to customer delays of shipments.

▪

Revenues were $540 million, a 66% increase over 2004 on the strength of higher coal sales prices, partially offset by a higher Canadian dollar and lower sales volumes.

▪

Cost of product sold increased 7% to $124 million compared with 2004 due to higher mining and energy costs.

Fording Canadian Coal Trust

▪

Elk Valley Coal’s unit cost of product sold increased 25% to $34.20 per tonne in the fourth quarter primarily due to high energy costs as well as higher mine strip ratios.

▪

Total transportation costs were virtually the same in 2005 compared with 2004 as lower sales volumes offset the higher rail and port rates, which contributed to a 15% increase in Elk Valley Coal’s unit transportation costs to $36.40 per tonne.

▪

Elk Valley Coal entered into a letter of intent with JFE Steel Corporation for a 10-year sales contract for 2.5 million tonnes per annum of metallurgical coal.

Year at a Glance:

▪

Cash available for distribution increased to $722 million from $182 million in 2004.

▪

Coal sales volumes decreased 5% from 2004 levels due to rail capacity constraints and delays in the arrival of new equipment in the early part of the year as well as customer delay of contract shipments in the latter half of 2005.

▪

Revenues were $1,875 million, up 61% over 2004 due to higher coal prices.

▪

Cost of product sold was up 9% to $497 million due to a higher operating cost environment, including energy, equipment parts and mining supplies.

▪

Elk Valley Coal’s unit cost of product sold increased 16%to $32.40 per tonne for the year compared with 2004 levels primarily due to high energy costs as well as higher mine strip ratios.

▪

Total transportation costs increased 15% to $518 million and Elk Valley Coal’s unit transportation costs were up 15% to $35.30 per tonne, reflecting higher contract rail rates and higher port rates tied to increased coal prices.

▪

Elk Valley Coal and its primary rail provider entered into a new five-year agreement for west-bound rail rates and volumes for the Elk Valley mines, providing more certainty for future coal transportation.

▪

Elk Valley Coal completed capacity addition projects at the Fording River and Cardinal River operations, while expansion work is underway at the Elkview operations.

▪

The Trust’s share of capital expenditures was $121 million of which $41 million was sustaining capital, and $80 million was expansion capital for projects such as development of the Cardinal River operations and capacity expansion at the Fording River and Elkview operations.

▪

Elk Valley Coal finalized agreements with POSCO and Nippon Steel Corporation that provide for 10-year sales contracts with Elk Valley Coal and a 2.5% equity investment by each company in the Elkview operations.

▪

The reorganization of the Trust’s subsidiaries to create a flow-through structure was completed.

▪

The three-for-one unit split was completed.

Fording Canadian Coal Trust

February 1, 2006

This news release contains forward-looking information relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  This news release contains forward-looking information, including in, but not limited to, the sections titled “Overview of the Fourth Quarter”, “Important Information Regarding News Release and Unaudited Comparative Financial Statements”, “Trust Reorganization”, “Income from Operations”, “NYCO”, “Other Income and Expenses”, “Liquidity and Capital Resources”, “Outlook”, “Cost of Product Sold”, “Transportation” and “Proposed Accounting Change”.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.  For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this news release please refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 14.

Important Information Regarding News Release and Unaudited Comparative Financial Information

The financial information in this news release is unaudited and has not been reviewed by Fording Canadian Coal Trust’s (the Trust) auditors. The Trust’s management’s discussion and analysis and audited consolidated financial statements and notes for the year ended December 31, 2005, will be issued on March 31, 2006. The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

This news release should be read in conjunction with the Trust’s management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2004, and other public disclosure documents of the Trust and its predecessors.

Readers are cautioned that certain information included in this news release for prior periods may not be directly comparable because of reductions of the Trust’s interest in Elk Valley Coal effective April 1, 2004 and April 1, 2005 and accounting changes related to asset retirement obligations, the reclassification of certain sales transactions and the inclusion of depreciation, depletion and amortization in the carrying value of inventory.  These items, which are described below, resulted in a number of unusual items being included in income in 2004 and 2005.

When Elk Valley Coal was formed in February 2003, the Trust had a 65% interest with the remainder held by Teck Cominco Limited (Teck Cominco), the managing partner. The partnership agreement permitted Teck Cominco to increase its interest in Elk Valley Coal by achieving a certain level of synergies through its management of the partnership assets. Teck Cominco achieved the synergy objectives and the partners agreed that the Trust’s interest would be reduced to 62% effective April 1, 2004, 61% on April 1, 2005, and to 60% on April 1, 2006.

The financial results and other information presented in this report reflect the Trust’s 65% interest in Elk Valley Coal from January 1, 2004 to March 31, 2004, and a 60% interest thereafter. The Trust accounted for the estimated effect of the 5% reduction in its interest in Elk Valley Coal in its financial results in the second quarter of 2004, as well as an estimate of additional entitlements to be received until March 31, 2006. The additional distribution entitlements received since March 31, 2004, have been or will be included in cash available for distribution over the period ending March 31, 2006. Readers are cautioned that certain information included in this document for prior periods may not be directly comparable due to the reduction of the Trust’s interest in Elk Valley Coal effective April 1, 2004.

In addition, all per unit amounts and outstanding units disclosed herein have been restated to reflect the three-for-one unit split that occurred in the third quarter of 2005.

Fording Canadian Coal Trust

February 1, 2006

Fording Canadian Coal Trust

The Trust is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust owns a 60% interest in the Elk Valley Coal Partnership (Elk Valley Coal) and a 100% interest in NYCO. The Trust holds its investment in Elk Valley Coal through its direct and indirect investment in Fording Limited Partnership (Fording LP), and its investment in NYCO directly.

Elk Valley Coal

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a premium coal used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned by Elk Valley Coal and are accounted for as such.  The Greenhills operations are a joint venture in which Elk Valley Coal has an 80% interest that is accounted for on a proportionate basis for financial reporting purposes. As of August 1, 2005, the Elkview operations are owned by a limited partnership in which Elk Valley Coal owns a 95% interest. For accounting purposes, the Elkview operations are consolidated with those of Elk Valley Coal.

The Fording River, Coal Mountain, Line Creek, Elkview and Greenhills operations are located in the Elk Valley region of southeast British Columbia. The Cardinal River operations are located in west central Alberta.

Elk Valley Coal also owns numerous other properties, including the coal preparation plant and coal resources at the former Quintette operations and other coal resources in British Columbia as well as a 46% interest in Neptune Bulk Terminals (Canada) Ltd., a coal and potash loading facility located in Vancouver, British Columbia.

The Trust’s results pertaining to its Elk Valley Coal segment consist of its proportionate interest in the operations of Elk Valley Coal as well as corporate costs related to these operations. This also includes hedging gains and losses, mineral taxes and other items recorded in Fording LP but attributable to Elk Valley Coal’s earnings.

NYCO

NYCO consists of subsidiaries of the Trust that operate wollastonite mining operations in New York State and Mexico and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

Non-GAAP Financial Measures

This news release refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. Financial measures such as cash available for distribution, distributable cash and net income before unusual items and future income taxes are not measures recognized under GAAP

Fording Canadian Coal Trust

February 1, 2006

and do not have standardized meanings prescribed by GAAP. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash returns to unitholders. These measures may differ from those made by other issuers and accordingly, may not be comparable with such measures as reported by other trusts or corporations.

Overview

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2005	2004	2005	2004

Revenue	$540.2	$324.9	$1,874.8	$1,167.2
Income from operations	$266.0	$57.1	$776.9	$170.1
Net income	$218.3	$85.4	$834.2	$150.1
Net income before unusual items and future income taxes	$243.3	$57.0	$704.4	$145.5

Basic and diluted earnings per unit:
Net income	$1.49	$0.58	$5.67	$1.03
Net income before unusual items and future income taxes	$1.66	$0.39	$4.79	$1.00

Metallurgical Coal Statistics:
Coal production (million tonnes)	3.7	3.9	15.4	15.2
Coal sales (million tonnes)	3.4	4.0	14.5	15.3
Average sales price
U.S.$/tonne	$121.80	$57.30	$99.30	$52.20
CDN$/tonne	$153.50	$79.30	$126.40	$73.10

Operating expenses
Cost of product sold (CDN$/tonne)	$34.20	$27.30	$32.40	$28.00
Transportation (CDN$/tonne)	$36.40	$31.70	$35.30	$28.90

Industrial Minerals Statistics (Wollastonite):
Sales (thousands of tonnes)	22	21	90	82
Average sales price (U.S.$/tonne)	$391	$395	$388	$424

Fording Canadian Coal Trust

February 1, 2006

Trust Reorganization

In May 2005, unitholders authorized management to proceed with the reorganization of the Trust into a royalty trust which would enable the Trust to take advantage of an exemption from the non-resident ownership restriction in the Income Tax Act (Canada). This reorganization would require an advance tax ruling by the Canada Revenue Agency.

The filing of an application for the ruling was delayed by the Federal Government’s moratorium on advance tax rulings during the consultation process on taxation of income trusts in the fall of 2005.  The moratorium was lifted in late November with the Federal Government’s announcement that it would not be proposing changes in the tax treatment of income trusts. The Trust anticipates that it will file an application for the advance tax ruling in the first quarter of 2006.

Cash Available for Distribution

The increase in cash available for distribution in the fourth quarter of 2005 reflects increased earnings from Elk Valley Coal’s metallurgical coal operations due to higher coal prices. The quarterly distribution declared and paid for the fourth quarter was $1.60 per unit. Distributions are declared by the Trustees and may not equal cash available for distribution.

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2005	2004	2005	2004

Cash available for distribution	$247.4	$60.8	$721.6	$182.2
Distributions declared	$235.2	$63.7	$700.6	$213.5

Weighted average number of units
outstanding (in millions)	147.0	147.0	147.0	145.5

Per unit amounts:
Cash available for distribution	$1.68	$0.41	$4.91	$1.25
Distributions declared	$1.60	$0.43	$4.76	$1.47

The calculation of cash available for distribution is shown in Note 1 of the Trust’s unaudited consolidated financial information included in this news release.

Fording Canadian Coal Trust

February 1, 2006

The reconciliation from net income to net income before unusual items and future income taxes, which is a non-GAAP measure, is provided in the following table:

	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2005	2004	2005	2004

Net income per financial statements	$218.3	$85.4	$834.2	$150.1

Add (deduct):
Reduction of interest in Elk Valley Coal	4.1	-	(5.4)	37.5
Income from change in inventory valuation	-	-	-	(10.8)
Future income tax expense (reversal)	19.6	(28.4)	(97.2)	(31.3)
Loss (gain) on issuance of partnership interest	1.3	-	(27.2)	-

Net income before unusual items and future income taxes	$243.3	$57.0	$704.4	$145.5

Income from Operations

Elk Valley Coal1

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2005	2004	2005	2004
Statistics
Coal production (millions of tonnes)	3.7	3.9	15.4	15.2
Coal sales (millions of tonnes)	3.4	4.0	14.5	15.3
Average sales price (per tonne)
U.S.$	$121.80	$57.30	$99.30	$52.20
CDN$	$153.50	$79.30	$126.40	$73.10
Operating expenses (per tonne)
Cost of product sold	$34.20	$27.30	$32.40	$28.00
Transportation	$36.40	$31.70	$35.30	$28.90

Income from operations
Revenues	$529.2	$314.2	$1,829.9	$1,118.1
Cost of product sold	118.0	108.9	469.2	428.2
Transportation	125.6	125.7	510.2	442.2
Selling, general and administration	5.7	6.6	17.2	20.3
Depreciation and depletion	12.4	12.4	47.5	53.0
Income from operations	$267.5	$60.6	$785.8	$174.4

1

Amounts reflect the Trust’s 60% interest in Elk Valley Coal plus certain items of Fording LP that relate to Elk Valley Coal operations.

Sales volumes were lower in the fourth quarter compared with 2004 due to customer delays of shipments. Sales volumes for 2005 were also negatively impacted from rail capacity constraints in the first half of the year and delays in the arrival of new mining equipment.  Production volumes in the fourth quarter and for the year were comparable with 2004 levels.

Fording Canadian Coal Trust

February 1, 2006

Revenues increased substantially for both the fourth quarter and for the year compared with 2004 as a result of higher average 2005 coal year prices, offset by lower sales volumes and to a lesser degree, by a higher Canadian dollar.

Cost of product sold increased 8% in the fourth quarter and 10% for the year compared with the same periods in 2004 as a result of a higher operating cost environment.  Unit cost of product sold increased 25% in the fourth quarter and 16% for the year compared with 2004 levels primarily due to high energy costs as well as higher mine strip ratios. Transportation costs in the fourth quarter were comparable to 2004 due to lower sales volumes. Transportation costs on a total and unit basis were up 22% and 15%, respectively, for the year compared with 2004, reflecting increases in rail rates due to the new west-bound rail contract and increases in port rates resulting from higher coal prices.

Selling, general and administration costs decreased 14% in the fourth quarter and 15% for the year compared with 2004 largely due to costs incurred in 2004 pursuant to change in control agreements with certain former senior executives.

The expansion at Cardinal River operations was completed as planned in the fourth quarter of 2005, providing capacity to produce at a rate of 2.8 million tonnes per year. At the Elkview operations, capacity additions are continuing.

NYCO

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2005	2004	2005	2004

Statistics - Wollastonite

Sales (thousands of tonnes)	22	21	90	82
Average sales price (U.S.$ per tonne)	$391	$395	$388	$424
Average sales price (CDN$ per tonne)	459	483	470	559

Income from operations

Revenues	$11.0	$10.7	$44.9	$49.1
Cost of product sold	6.0	6.7	28.2	26.2
Transportation	1.9	1.5	7.3	7.0
Selling, general and administration	1.2	1.6	4.3	5.2
Depreciation and depletion	1.1	1.0	4.4	5.0

Income (loss) from operations	$0.8	$(0.1)	$0.7	$5.7

Income from NYCO’s operations increased by $1 million in the fourth quarter of 2005 compared with the corresponding period in 2004 due to lower cost of product sold and increased sales volumes. Income for the year was down approximately $5 million compared with 2004, primarily due to lower average U.S. sales prices combined with the impact of a higher Canadian dollar and higher cost of product sold. Cost of product sold increased as a result of higher sales volumes and mining costs as well as reduced yields.

The Trust is assessing a range of strategic alternatives for NYCO to identify opportunities to maximize the value of this investment. This process is anticipated to be completed in the first half of 2006.

Fording Canadian Coal Trust

February 1, 2006

Other Income and Expenses

	Three months ended		Year ended
	December 31		December 31
(millions of dollars)	2005	2004	2005	2004

Interest expense	$(3.0)	$(2.4)	$(11.3)	$(12.8)
Other income (expense), net	3.0	3.3	2.1	17.3
Gain (loss) on issuance of partnership interest	(1.3)	-	27.2	-
Reduction of interest in Elk Valley Coal	(4.1)	-	5.4	(37.5)

	$(5.4)	$0.9	$23.4	$(33.0)

Interest expense for the fourth quarter of 2004 is lower than in 2005 due to the capitalization of a portion of interest for capital projects.

Other income (expense) includes interest, foreign exchange gains and losses and miscellaneous items. Other income (expense) in the fourth quarter and for the year of 2005 included interest on cash balances partially offset by interest on bank debt and Nippon and POSCO’s share of the Elkview operations. Also included in 2005 other income (expenses) were foreign exchange gains from the U.S. / Canadian dollar exchange rate. In 2004, a change in accounting practice resulted in other income of $11 million, related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year.

The loss on the reduction of the Trust’s interest in Elk Valley Coal that was recorded in the second quarter of 2004 was partially offset by an estimate of cash to be received for the additional distribution entitlements of 2% for the twelve months ended March 31, 2005 and 1% for the twelve months ended March 31, 2006.  The estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised during the year to reflect expected operating results. The net effect of these revisions was a $5 million net favourable adjustment.

Income Taxes

Income tax expense has consisted primarily of Canadian corporate income taxes, British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal and, to a lesser extent, foreign income tax related to NYCO.

Income tax expense for 2005 largely reflects increased mineral taxes due to high cumulative net cash flows generated by Elk Valley Coal, offset by the reversal of a provision for future income taxes of $164 million. The reversal was a non-cash item and had no impact on distributable cash for the year.

During the quarter, the Trust recognized a future mineral tax asset of $23 million relating to Elk Valley Coal’s acquisition of the Line Creek operations in February 2003. Of this amount, $10 million was charged to future mineral tax expense in the quarter.

Fording Canadian Coal Trust

February 1, 2006

	Three months ended		Year ended
	December 31		December 31
(millions of dollars)	2005	2004	2005	2004

Current income tax expense (reversal):
Canadian corporate income taxes	$-	$0.5	$3.9	$2.6
Provincial mineral taxes and Crown royalties	22.0	-	58.7	11.7
Foreign income taxes	0.7	0.5	0.7	4.0
	22.7	1.0	63.3	18.3
Future income taxes arising from tax rate changes
Future income tax expense (reversal):
Canadian corporate income taxes	-	(28.9)	(128.3)	(31.4)
Provincial mineral taxes and Crown royalties	19.8	2.5	31.3	1.8
Foreign income taxes and other	(0.2)	(2.0)	(0.2)	(1.7)
	19.6	(28.4)	(97.2)	(31.3)

Total income tax expense (reversal)	$42.3	$(27.4)	$(33.9)	$(13.0)

Liquidity and Capital Resources

Cash and cash equivalents increased to $100 million in the fourth quarter of 2005 compared with 2004. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal. These cash flows increased substantially in the fourth quarter of 2005 compared with 2004 due to the increase in income, driven by higher coal sales prices.  Cash flows from operating activities include changes in working capital that can fluctuate from period to period. Accounts receivable increased due to the increase in coal prices and timing of shipments. Inventories reflect the build-up of clean coal inventories.

Investing activities during the fourth quarter included capital expenditures of approximately $28 million. Expansion capital expenditures amounted to $16 million primarily related to the Elkview operations. Fourth quarter spending for sustaining projects was $12 million, the majority of which was for the Fording River, Elkview and Greenhills operations.  The increase in cash from financing activities for the year included the Trust’s share of proceeds from the issuance of a 2.5% partnership interest in the Elkview operations to each of Nippon Steel Corporation and POSCO.

In the quarter, debt increased by $18 million primarily due to borrowings by Elk Valley Coal for working capital purposes. The Trust’s borrowings and Elk Valley Coal’s outstanding letters of credit remained constant at U.S.$167 million and CDN$81 million, respectively. The Trust’s share of unused bank facilities at December 31, 2005, was $231 million, comprised of $205 million from the Trust’s facility, which is used to fund capital requirements, and $26 million, which is the Trust’s share of the Elk Valley Coal facility. Subsequent to year end, the syndicate of banks agreed to increase Elk Valley Coal’s loan facility to $200 million from $150 million and extend the maturity date to February 11, 2011. An amendment to the credit facility is anticipated to be concluded in the first quarter of 2006.

Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other short-term requirements. We anticipate that Elk Valley Coal and NYCO will be able to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund current planned growth and development activities.

Fording Canadian Coal Trust

February 1, 2006

Outlook

Our financial results, and therefore the amount of cash available for distribution to unitholders, are highly dependent on key variables such as coal prices, coal production and sales volumes, forward contracts, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.  Changes in any of these factors could have a material impact on our results and cash available for distribution to unitholders.

Elk Valley Coal’s production capacity is expected to be restricted in 2006 to approximately 24 to 25 million tonnes due to a global shortage of haulage truck tires. Elk Valley Coal has been advised by its suppliers that tires will be allocated among their customers due to substantial growth in tire demand and limited manufacturing capacity. The Trust anticipates this tire shortage will continue into 2007 and may contribute to constraining Elk Valley Coal’s production of hard coking coal over this period.

The fundamentals for the hard coking coal market remain positive and are expected to continue until new supplies of hard coking coal come into the market or demand for integrated steel products declines.

In the latter half of 2005, Elk Valley Coal experienced delays in some shipments. A number of its customers overbought metallurgical coal earlier in the year to protect against the potential for underperformance by coal suppliers in tight market conditions. However, supply interruptions were minimal. Elk Valley Coal sells the majority of its coal through long-term evergreen contracts based on fixed annual volumes. However, the Trust cautions that variations in contract performance do occur.

The 10-year sales contract announced in the fourth quarter with JFE Steel Corporation for 2.5 million tonnes per annum for the 2006 to 2015 coal years is expected to be signed early in 2006. Elk Valley Coal has commenced negotiations with its customers for 2006 contract year sales prices.  The Trust will provide further information when sufficient contracts are settled to establish the 2006 coal year prices.

Cost of Product Sold

Elk Valley Coal continues to focus on managing key operating variables that directly influence mining costs, such as mine and plant productivities, yields, strip ratios and haul distances in order to maximize cash flows over the long-term. Higher mining and processing input costs such as fuel, steel, tires, labour, contractor charges and maintenance parts and supplies also have a significant impact on the cost of producing coal. Future operations could be impacted if Elk Valley Coal experiences difficulties obtaining equipment and supplies on a timely basis.

These factors, combined with the growth in global mining activities, are expected to result in a continuation of this high operating cost environment throughout 2006. As the operating variables of the mines change with ongoing development, the cost of product sold will vary.  Strip ratios are expected to remain relatively constant over the next two years. Haul distances will increase as overburden from new pits is placed on existing spoils or new spoils that are beyond the limits of future mining areas. Also, coal yields can vary as the characteristics of the coal seams change.

Elk Valley Coal operates in a competitive environment for attracting labour to fill new mining jobs and the jobs of retiring employees. It also takes time for these new employees to train and gain the experience necessary to achieve higher rates of productivity.

These factors could affect production, productivity and costs at Elk Valley Coal’s operations, and could have a material adverse effect on cash available for distribution to unitholders.

Fording Canadian Coal Trust

February 1, 2006

Collective Agreements

A four-year collective agreement at the Line Creek operations was reached in January 2006, covering the period from June 1, 2005, to May 31, 2009. Coal Mountain operations entered into a new five-year collective agreement early in 2005 which expires December 31, 2009.

The collective agreement at the Elkview operations expired at the end of October 2005 and negotiations are ongoing. The agreement at the Fording River operations expires in April of 2006 while the Cardinal River operations’ agreement expires in 2007. Should an agreement not be reached at one or more of these operations, work stoppages could occur that could have a material adverse effect on cash available for distribution to unitholders.

Cardinal River Operations

In November, the Alberta Energy and Utilities Board denied a third party request for reconsideration of the Cheviot mine permit at the Cardinal River operations. There are no outstanding challenges to permits in respect to this operation.

Transportation

Railways servicing Elk Valley Coal’s operations are working to meet the current capacity requirements of all industries. In the early part of 2005, rail service did not meet Elk Valley Coal’s needs and negatively impacted sales volumes. Looking forward, rail service levels are expected to be sufficient to move Elk Valley Coal’s planned production volumes in 2006.

Elk Valley Coal has given notice to Westshore Terminals that it is requesting a review of the loading rate for the Elkview operations contract effective April 1, 2005. Failing agreement between the two parties, the contract provides for an arbitrator to determine the rates. Under the terms of the contract, the loading rate is linked to the Canadian dollar price received for coal.

Rail capacity issues, prolonged labour stoppages, availability of trains, congestion in the Vancouver corridor, weather related issues or other factors that prevent the railways or the ports from providing their services could seriously impact Elk Valley Coal’s sales volumes and financial results, and could have material adverse effect on cash available for distribution to unitholders.

Fording Canadian Coal Trust

February 1, 2006

Foreign Exchange Forward Contracts

To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are sometimes used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The majority of the outstanding forward contracts as December 31, 2005, will be settled by March 31, 2006. The following table summarizes the Trust’s outstanding hedged positions at December 31, 2005.

	Amount Hedged (millions of U.S.$)
	Fording	EVCP	Trust's	Average Exchange Rates
Year	LP	0.600000	Total	(U.S.$1 = CDN$)	(CDN$1 = U.S.$)

2006	$380	$57	$437	1.31	0.76
2007	16	-	16	1.46	0.69

	$396	$57	$453

At December 31, 2005, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $58.9 million (2004 - $116.2 million; 2003 – $124.1 million) based on the year-end U.S./Canadian dollar exchange rate of U.S. $0.86.

Proposed Accounting Change

Canadian accounting standard setters, through the CICA Emerging Issues Committee, have issued Draft Abstract D56, “Accounting for Stripping Costs in the Mining Industry”. This Draft Abstract, if adopted in its current form, will require the Trust to change its accounting policy with respect to in-process raw coal. The Trust currently considers raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. This in-pit raw coal accounts for $32 million of total in-process raw coal inventory at the end of 2005. In-pit raw coal is not considered to be extracted from the mine under the Draft Abstract and, accordingly, would not be considered inventory. In the period during which this change of accounting policy would be adopted, net income will be negatively affected as existing in-pit raw coal is processed and sold and costs previously associated with in-pit raw coal inventories are treated as current period costs on a go-forward basis. This change of accounting policy is not expected to impact cash available for distribution.

Trust Units

There were approximately 147 million trust units outstanding on December 31, 2005, and February 1, 2006. Approximately 92,400 options were outstanding under the exchange option plan as of December 31, 2005 and 91,500 options as of February 1, 2006.

To maintain its status as a mutual fund trust under the Income Tax Act (Canada), the Trust cannot be established or maintained primarily for the benefit of non-residents of Canada.  To enable the Trust to monitor its level of non-resident ownership, the Declaration of Trust provides that the Trustees may require declarations of residency from unitholders. Having regard for the recent 3 for 1 unit split, the Trustees have decided it is prudent to require unitholders to provide residency declarations in the first quarter of 2006.

Fording Canadian Coal Trust

February 1, 2006

Risk Factors

Unitholders should refer to the ‘Risk Factors’ in the Trust’s 2004 Annual Report and in the Management Information Circular dated April 2, 2005 for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

Caution Regarding Forward-looking Information

This news release contains forward-looking information relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  This news release contains forward-looking information, including in, but not limited to, the sections titled “Overview of the Fourth Quarter”, “Important Information Regarding News Release and Unaudited Comparative Financial Statements”, “Trust Reorganization”, “Income from Operations”, “NYCO”, “Other Income and Expenses”, “Liquidity and Capital Resources”, “Outlook”, “Cost of Product Sold”, “Transportation” and “Proposed Accounting Change”.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust’s units, particularly that distributions on the Trust’s units are not fixed; changing levels of non-resident ownership and the effectiveness of measures required to limit non-resident ownership; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or NYCO; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at mine sites; disruption or delays in construction at mine sites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal and NYCO to attract and retain skilled personnel; the lack of new applications for wollastonite and other industrial minerals; health issues associated with tremolite and tripoli; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; assertion of aboriginal rights claims; changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership’s affairs; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal and/or industrial minerals; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather

Fording Canadian Coal Trust

February 1, 2006

conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

The forward-looking statements contained in this news release are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at mine sites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2007; settlement of current collective bargaining disputes on terms acceptable to management and an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in the markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal’s customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; delayed coal shipments in 2005 will not materially impact customer demand in 2006; existing inventories will not result in decreased sales volumes; no further moratoriums on advance tax rulings for the Canada Revenue Agency; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax and regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, material change reports and news releases, and with the United States Securities and Exchange Commission, including the Trust’s most recent annual report on form 40-F as supplemented by its filings on form 6-K. Copies of the Trust’s Canadian public filings, including its annual information form are available at www.sedar.com. The Trust’s U.S. public filings are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

 __________________________________

Conference Call and Webcast

A conference call to discuss these results will be held Thursday, February 2 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4890 or 416-640-1907 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust’s website www.fording.ca.

Fording Canadian Coal Trust

February 1, 2006

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and a 100% interest in NYCO, a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Ph: (403) 260-9834

403-260-9817

E:  investors@fording.ca

E:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
Three months ended			Year ended
(millions of Canadian dollars,	December 31		December 31
except per unit amounts)	2005	2004	2005	2004

Revenues	$540.2	$324.9	$1,874.8	$1,167.2

Expenses
Cost of product sold	124.0	115.6	497.4	454.4
Transportation	127.5	127.2	517.5	449.2
Selling, general and administration	9.2	10.9	30.7	32.8
Depreciation and depletion	13.5	14.1	52.3	60.7

	274.2	267.8	1,097.9	997.1

Income from operations	266.0	57.1	776.9	170.1

Other income (expense)
Interest expense	(3.0)	(2.4)	(11.3)	(12.8)
Other income (expense), net	3.0	3.3	2.1	17.3
Gain on issuance of partnership interest	(1.3)	-	27.2	-
Reduction of interest in EVCP	(4.1)	-	5.4	(37.5)

Income before taxes	260.6	58.0	800.3	137.1

Income tax (reversal) expense	42.3	(27.4)	(33.9)	(13.0)

Net income	$218.3	$85.4	$834.2	$150.1

Weighted average number of units
outstanding (millions)	147.0	147.0	147.0	145.5

Basic and diluted earnings per unit	$1.49	$0.58	$5.67	$1.03

Fording Canadian Coal Trust

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2005	2004	2005	2004

Operating activities
Net income	$218.3	$85.4	$834.2	$150.1
Items not using (providing) cash:
Depreciation and depletion	13.5	14.1	52.3	60.7
Loss (gain) on reduction of interest in EVCP	3.4	-	(6.1)	35.2
Provision for asset retirement obligations, net	1.1	0.4	3.2	3.0
Future income taxes	19.6	(28.4)	(97.2)	(31.3)
Income from change in inventory valuation	-	-	-	(10.8)
Loss on disposal of assets	0.2	0.1	0.3	0.2
Gain on issuance of partnership interest	1.3	-	(27.2)	-
Non-controlling interest	2.5	-	3.9	-
Other items, net	(0.5)	1.1	0.5	0.3
	259.4	72.7	763.9	207.4
Decrease (increase) in non-cash working capital	(26.1)	28.3	(123.0)	62.1
Cash from operating activities	233.3	101.0	640.9	269.5

Investing activities
Additions to capital assets	(28.2)	(26.7)	(120.7)	(72.8)
Proceeds from issuance of partnership interest	-	-	36.4	-
Proceeds on disposal of assets	0.5	0.5	1.5	1.1
Other investing activities, net	7.0	3.3	(2.2)	12.2
Cash used in investing activities	(20.7)	(22.9)	(85.0)	(59.5)

Financing activities
Increase (decrease) in long-term debt	15.6	-	17.3	(99.0)
Issuance of units, net	-	0.9	1.8	100.4
Other financing activities, net	(0.5)	(0.8)	(10.4)	(2.7)
Financing activities, before distributions	15.1	0.1	8.7	(1.3)
Distributions declared	(235.2)	(63.7)	(700.6)	(213.5)
Increase (decrease) in distributions payable	(29.4)	9.8	171.6	16.8
Distributions paid	(264.6)	(53.9)	(529.0)	(196.7)
Cash used in financing activities	(249.5)	(53.8)	(520.3)	(198.0)

Increase (decrease) in cash and equivalents	(36.9)	24.3	35.6	12.0

Cash and cash equivalents
- beginning of period	137.0	40.2	64.5	52.5

Cash and cash equivalents - end of period	$100.1	$64.5	$100.1	$64.5

Fording Canadian Coal Trust

CONSOLIDATED BALANCE SHEETS
(unaudited)
	December 31	December 31
(millions of Canadian dollars)	2005	2004

Assets

Current assets
Cash and cash equivalents	$100.1	$64.5
Accounts receivable	153.3	86.8
Inventory	188.0	113.0
Prepaid expenses	3.5	2.6

	444.9	266.9

Capital assets	695.2	635.8

Goodwill	21.6	44.4

Other assets	20.9	21.1

	$1,182.6	$968.2

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$116.2	$132.6
Income taxes payable	36.2	10.7
Distribution payable	235.2	63.7
Current portion of long-term debt	1.8	1.7

	389.4	208.7

Long-term debt	215.2	205.2

Other long-term liabilities	103.1	91.9

Future income taxes	60.2	180.4

Commitments and contingencies	-	-

	767.9	686.2

Unitholders' equity

Trust units	359.4	357.7
Accumulated earnings	1,174.8	340.6
Accumulated cash distributions	(1,124.4)	(423.8)
Foreign currency translation adjustments	4.9	7.5

	414.7	282.0

	$1,182.6	$968.2

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

February 1, 2006

1. DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording LP and paid to the Trust is the principal source of distributable cash paid to unitholders. Fording LP distributes its available cash to the Trust in a quarter, which is derived from results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2005	2004	2005	2004

Cash Available for Distribution
Cash flow s from operating activities	$233.3	$101.0	$640.9	$269.5
Add (deduct):
Increase (decrease) in non-cash working capital	26.1	(28.3)	123.0	(62.1)
Sustaining capital expenditures	(12.2)	(12.0)	(40.7)	(27.2)
Capital lease payments	(0.6)	-	(2.2)	(0.7)
Unrealized foreign exchange (gain) loss on debt	0.8	-	(8.0)	-
Other	-	0.1	8.6	2.7
Cash reserve	-	-	-	-
Cash available for distribution	$247.4	$60.8	$721.6	$182.2

Distributions declared	$235.2	$63.7	$700.6	$213.5

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented above may not be comparable to similarly named measures presented by other trusts.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

February 1, 2006

2.  SEGMENT INFORMATION

Three months ended			Year ended
December 31			December 31
(millions of Canadian dollars)	2005	2004	2005	2004

Elk Valley Coal
Revenues	$529.2	$314.2	$1,829.9	$1,118.1
Cost of product sold	(118.0)	(108.9)	(469.2)	(428.2)
Transportation	(125.6)	(125.7)	(510.2)	(442.2)
Selling, general and administration	(5.7)	(6.6)	(17.2)	(20.3)
Depreciation and depletion	(12.4)	(12.4)	(47.5)	(53.0)
Income from operations	267.5	60.6	785.8	174.4
Interest expense	(0.2)	(0.3)	(0.9)	(1.1)
Other income	(2.7)	1.1	(8.5)	12.6
Gain on issuance of partnership interest	(1.3)	-	27.2	-
Income tax reversal (expense)	(41.8)	26.0	34.4	15.4
Income	221.5	87.4	838.0	201.3

NYCO
Revenues	11.0	10.7	44.9	49.1
Cost of product sold	(6.0)	(6.7)	(28.2)	(26.2)
Transportation	(1.9)	(1.5)	(7.3)	(7.0)
Selling, general and administration	(1.2)	(1.6)	(4.3)	(5.2)
Depreciation and depletion	(1.1)	(1.0)	(4.4)	(5.0)
Income (loss) from operations	0.8	(0.1)	0.7	5.7
Interest expense	-	-	-	(0.1)
Other income (expense)	(0.1)	-	(0.3)	0.5
Income tax reversal (expense)	(0.5)	1.4	(0.5)	(2.4)
Income (loss)	0.2	1.3	(0.1)	3.7

Corporate
Selling, general and administration	(2.3)	(2.7)	(9.2)	(7.3)
Depreciation and depletion	-	(0.7)	(0.4)	(2.7)
Loss from operations	(2.3)	(3.4)	(9.6)	(10.0)
Interest expense	(2.8)	(2.1)	(10.4)	(11.6)
Other income	5.8	2.2	10.9	4.2
Reduction of interest in EVCP	(4.1)	-	5.4	(37.5)
Loss before discontinued operations	(3.4)	(3.3)	(3.7)	(54.9)

Consolidated
Revenues	540.2	324.9	1,874.8	1,167.2
Cost of product sold	(124.0)	(115.6)	(497.4)	(454.4)
Transportation	(127.5)	(127.2)	(517.5)	(449.2)
Selling, general and administration	(9.2)	(10.9)	(30.7)	(32.8)
Depreciation and depletion	(13.5)	(14.1)	(52.3)	(60.7)
Income from operations	266.0	57.1	776.9	170.1
Interest expense	(3.0)	(2.4)	(11.3)	(12.8)
Other income	3.0	3.3	2.1	17.3
Gain on issuance of partnership interest	(1.3)	-	27.2	-
Reduction of interest in EVCP	(4.1)	-	5.4	(37.5)
Net income tax reversal (expense)	(42.3)	27.4	33.9	13.0
Net income	$218.3	85.4	$834.2	$150.1

Fording Canadian Coal Trust